UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

OLIN CORPORATION (Exact name of registrant as specified in its charter)

Virginia	1-1070	13-1872319
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

190 Carondelet Plaza, Suite 1530 Clayton, MO (Address of principal executive offices)	63105 (Zip Code)

Inchan Hwang Corporate Secretary (314) 719-1741 (Name and telephone number, including area code, of the person to contact in connection with this report.)
______________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 – CONFLICTS MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Olin Corporation (“Olin”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2024 to December 31, 2024.

Olin has concluded in good faith that during 2024, two of its business segments manufactured or contracted to have manufactured products for which conflict minerals as defined in the Rule (“Conflict Minerals”) are necessary to the functionality or production. As required by the Rule, we conducted a reasonable country of origin inquiry (“RCOI”) regarding the source of the Conflict Minerals. Olin does not have sufficient information from our suppliers or other sources at this time to conclude whether any of the Conflict Minerals originated or may have originated in the Covered Countries (as defined in the Rule) and if so, whether those Conflict Minerals are solely from recycled or scrap sources.

Description of Reasonable Country of Origin Inquiry

For 2024, Olin surveyed its direct suppliers to obtain country of origin information for the Conflict Minerals in our products using the Conflict Minerals Reporting Template from the Responsible Minerals Initiative (“RMI”), formerly the Conflict Free Sourcing Initiative, an initiative started by the Responsible Business Alliance (“RBA”), formerly the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative.

That supply chain survey requested suppliers to identify the smelters and refiners and countries of origin of the Conflict Minerals they supply to Olin. We compared the smelters identified in the surveys against the lists of facilities which have received a “conformant” designation by the Responsible Minerals Assurance Process (“RMAP”), formerly the Conflict-Free Smelter Program provided by the RMI. If a smelter identified by our suppliers was not listed as having received a “conformant” designation, we reviewed its website and other information in an attempt to determine country of origin information for the Conflict Minerals that it processed.

Based on the results of our inquiry, we proceeded with due diligence measures pursuant to the Rule. There is significant overlap between our RCOI efforts and the due diligence measures we performed. Both are discussed in more detail in the Conflict Minerals Report filed as Exhibit 1.01.

Conflict Minerals Disclosure

A copy of this Form SD and the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD are publicly available on our website at www.olin.com/investors/financials-filings/sec-filings, as well as on the SEC’s EDGAR database at www.sec.gov.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, Olin is filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – EXHIBITS

Item 2.01    Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	1.01 Conflict Minerals Report of Olin Corporation as required by Item 1.01 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Olin has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OLIN CORPORATION
By:	/s/ Inchan Hwang
	Name:	Inchan Hwang
	Title:	Corporate Secretary

Date: May 29, 2025
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